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EMAIL: SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL: 212-451-2333

April 15, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Alexandra M. Ledbetter, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Industries International, Inc.
Preliminary Proxy Statement on Schedule 14A Filed April 1, 2013
by GAMCO Asset Management Inc., Mario J. Gabelli and Walter M. Schenker
File No. 1-06615

Dear Ms. Ledbetter:

We acknowledge receipt of the letter of comment dated April 10, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with GAMCO Asset Management Inc. and the other participants in the solicitation (“GAMCO”) and provide the following response on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.
Please advise us, with a view toward disclosure, why Gabelli Funds, LLC, Teton Advisors, Inc., GGCP, Inc. and GAMCO Investors, Inc. have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5(b) of Schedule 14A, considering they are the reporting persons identified on Amendment No. 7 to the Schedule 13D filed on April 1, 2013. To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement. Refer to the Schedule 14A cover page in Exchange Act Rule 14a-101.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 15, 2013

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the reporting persons identified in Amendment No. 7 to GAMCO’s Schedule 13D are not in any way involved in soliciting, funding or otherwise participating in the solicitation of proxies in connection with Superior Industries’ Annual Meeting.  Accordingly, GAMCO believes such entities are not participants in its proxy solicitation and has not identified them as participants on the Schedule 14A.  The shares of Common Stock beneficially owned by these entities are included in the Schedule 14A as shares beneficially owned by certain of GAMCO’s affiliates.  Notably, the same entities, although still reporting persons on GAMCO’s Schedule 13D in connection with its investment in Myers Industries, Inc., were not deemed to be participants in GAMCO’s proxy solicitation in connection with this year’s annual meeting of shareholders of Myers Industries, Inc.

2.
Refer to the following sentence in the letter to shareholders: “There are currently nine directors serving on the Board evenly divided in three classes with terms expiring every three years.” Please refer to the company’s revised preliminary proxy statement on Schedule 14A filed on April 3, 2013, including the disclosure on page 5 concerning eight current directors and one existing vacancy, and revise your disclosure for consistency.

We acknowledge the Staff’s comment.  In light of the Company’s public disclosure that on April 15, 2013 Mr. Kerry A. Shiba was appointed to the Board to fill the existing Board seat vacancy and serve as a Class III director with a term expiring at the Company’s 2014 Annual Meeting, GAMCO believes that reference to a vacancy on the Board is no longer appropriate.  In response to the Staff’s comment, we have revised the Schedule 14A to note the recent appointment of Mr. Shiba to the Board.  See the cover letter and page 8 of the Schedule 14A.

Background to the Solicitation, page 4

3.
We note your disclosure on page 4 regarding the chronology of material events leading up to this proxy solicitation. However, we understand that Mr. Schenker was interviewed by both the board of directors and the nominating and corporate governance committee of the board and that there were subsequent negotiations between Mr. Gabelli and Mr. Borick concerning the nomination of Mr. Schenker. Please revise to include this additional information. See Rule 14a-9(a).

We acknowledge the Staff’s comment.  We have revised the Schedule 14A to provide additional disclosure with respect to Mr. Schenker’s interview with certain Board members and related communications.  See page 4 of the Schedule 14A.

Proposal No. 1, page 7

4.
We note your reference to the disclosure concerning Proposal No. 1 in the company’s proxy statement. Please refer to the company’s revised preliminary proxy statement on Schedule 14A filed on April 3, 2013, including the additional proposed changes to the amended and restated articles of incorporation set forth on Appendix A. Please revise your disclosure concerning the company’s proposal to note that it includes additional “administrative” revisions that are unrelated to board declassification.

We acknowledge the Staff’s comment.  In light of the Company’s revised disclosure concerning Proposal No. 1 in its revised and definitive proxy materials, we have updated the disclosure in the Schedule 14A to include reference to the additional “administrative” revisions to the Company’s Articles of Incorporation that are unrelated to board declassification. See page 7 of the Schedule 14A.

April 15, 2013

Solicitation of Proxies, page 15

5.
Refer to the following sentence on page 15: “Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of shareholders will not exceed $25,000.” Please also state the total expenditures to date. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

We acknowledge the Staff’s comment and have revised the Schedule 14A to disclose the total expenditures of the participants to date. See page 15 of the Schedule 14A.

Additional Participant Information, page 15

6.
Refer to the paragraph on page 16 beginning, “Except as set forth in this Proxy Statement (including the Schedules hereto)….” Please revise this paragraph to provide specific cross references to the disclosures to which you refer, or otherwise clarify your disclosure.

We acknowledge the Staff’s comment and have revised the Schedule 14A to cross reference specific disclosure excepted in the referenced paragraph on page 16 of the Schedule 14A. See page 16 of the Schedule 14A.

Form of Proxy Card

7.
Refer to the following sentence on the form of proxy card: “This proxy is solicited on behalf of GAMCO Asset Management Inc.” Please revise to identify the other participants, including any additional participants you add in response to comment 1 above. See Rule 14a-4(a)(1).

As discussed with, and acknowledge by, the Staff, GAMCO’s disclosure on its Proxy Card is compliant with Rule 14a-4(a)(1) and accordingly no revisions were made to the Proxy Card.

*          *          *          *

April 15, 2013

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 1, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GAMCO ASSET MANAGEMENT INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

/s/ Douglas R. Jamieson
DOUGLAS R. JAMIESON AS ATTORNEY-IN-FACT FOR MARIO J. GABELLI

/s/ Walter M. Schenker
WALTER M. SCHENKER